SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

Amendment No. 5

Zones, Inc.

(Name of the Issuer)

Zones, Inc.

Zones Acquisition Corp.

Firoz Lalji

Najma Lalji

(Name of Person(s) Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

624906 10 3

(CUSIP Number of Class of Securities)

Ronald P. McFadden Chief Financial Officer Zones, Inc. 1102 15th Street SW, Suite 102 Auburn, Washington 98001-6509 (253) 205-3000	Firoz Lalji Chief Executive Officer Zones, Inc. 1102 15th Street SW, Suite 102 Auburn, Washington 98001-6509 (253) 205-3000

with copies to:

Gary J. Kocher K&L Gates LLP 925 4th Avenue, Suite 2900 Seattle, Washington 98104 (206) 623-7582	Michael E. Morgan Lane Powell PC 1420 Fifth Avenue, Suite 4100 Seattle, Washington 98101-2338 (206) 223-7000	W. Michael Hutchings DLA Piper US LLP 701 Fifth Avenue, Suite 7000 Seattle, WA 98104-7044 (206) 839-4800

(Name, address and telephone number of person authorized to receive notices and communications on behalf of person(s) filing statement)

This statement is filed in connection with (check the appropriate box):

☒ a.	The filing of solicitation materials or an information statement subject to Regulation 14A , Regulation 14C , or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐ b.	The filing of a registration statement under the Securities Act of 1933.

☐ c.	A tender offer.

☐ d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box if the filing is a final amendment reporting the results of the transaction    ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$53,831,253	$2,116

*	Calculated solely for the purpose of determining the filing fee, the transaction valuation was determined based on the product of the 7,690,179 shares of common stock that may be exchanged for cash in the transaction multiplied by the merger consideration of $7.00 per share. (The “Total Consideration”).

**	In accordance with Exchange Act Rule 0-11(c), the filing fee was determined by multiplying 0.0000393 by the Total Consideration.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,698

Form or Registration No.:	Schedule 14A – Preliminary Proxy Statement

Filing Party:	Zones, Inc.

Date Filed:	August 22, 2008

INTRODUCTION

This Amendment No. 5 (the “Final Amendment”) to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (“SEC”) by (a) Zones, Inc., a Washington corporation (the “Company”), the issuer of the common stock that is subject to the Rule 13e-3 transaction, (b) Zones Acquisition Corp., a Washington corporation (“Merger Sub”), (c) Firoz Lalji, an individual and the Chairman of the Board of Directors and Chief Executive Officer of the Company and (d) Najma Lalji, an individual and the spouse of Mr. Lalji.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

Item 15. Additional Information

Item 15(b) is hereby amended and supplemented as follows:

On December 19, 2008, at a special meeting of the Company’s shareholders, the Company’s shareholders voted to approve the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the “Merger”), and approve and adopt the Agreement and Plan of Merger, dated as of July 31 and amended on November 17, 2008, between Merger Sub and the Company, and the transactions contemplated thereby.

On December 30, 2008, the Company filed Articles of Merger with the Secretary of State of the State of Washington, pursuant to which the Merger was consummated. As a result of the Merger, the Company became privately owned by Mr. Lalji, Najma Lalji, Natasha Lalji and The Firoz and Najma Lalji Foundation (the “Continuing Shareholders”). At the effective time of the Merger, (a) each outstanding share of common stock of the Company (other than shares held by the Continuing Shareholders or held by any shareholders who were entitled to and who properly exercised dissenters’ rights under Washington law) was automatically converted into the right to receive $7.00 in cash, without interest and less any applicable withholding taxes, and (b) the separate corporate existence of Merger Sub ceased.

As a result of the Merger, the registration of the Company’s common stock under the Securities Exchange Act of 1934, as amended, will be terminated upon application to the Securities and Exchange Commission, and the Company’s common stock will no longer be listed on any quotation system or exchange, including the NASDAQ Global Market.

Item 16. Exhibits

(a)(1)	Letter to Shareholders of Zones, Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on October 17, 2008)

(a)(2)	Notice of Special Meeting of Shareholders of Zones, Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on October 17, 2008)

(a)(3)	Proxy Statement of Zones, Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on October 17, 2008)

(a)(4)	Form of Proxy Card (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on October 17, 2008)

(a)(5)	Additional Proxy Materials of Zones, Inc. (incorporated herein by reference to the Schedule 14A with the SEC by the Company on November 10, 2008)

(a)(6)	Form 8-K of Zones, Inc. (incorporated herein by reference to the Form 8-K filed by the Company on November 10, 2008)

(a)(7)	Additional Proxy Materials of Zones, Inc. (incorporated herein by reference to the Schedule 14A with the SEC by the Company on November 18, 2008)

(a)(8)	Form 8-K of Zones, Inc. (incorporated herein by reference to the Form 8-K filed by the Company on November 18, 2008)

(a)(9)	Proxy Statement Supplement of Zones, Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on November 24, 2008)

(a)(10)	Form of Proxy Card (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on November 24, 2008)

(a)(11)	Press Release, dated December 31, 2008 (incorporated herein by reference to Exhibit 99.1 of the Form 8-K filed with the SEC on December 31, 2008)

(b)(1)*	Commitment Letter, dated July 30, 2008, between Firoz Lalji and Zones Acquisition Corp.

(c)(1)†	Fairness Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated July 30, 2008 (incorporated herein by reference to Annex B to the Schedule 14A filed with the SEC by the Company on October 17, 2008)

(c)(2)**†	Presentation of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan”) to the special committee of the board of directors of Zones, Inc., dated July 30, 2008

(c)(3)*	Presentation of Cascadia Capital LLC to the board of directors of Zones, Inc., dated February 28, 2008

(c)(4)†	Fairness Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., November 17, 2008 (incorporated herein by reference to Annex B to the Schedule 14A filed with the SEC by the Company on November 24, 2008)

(c)(5)***†	Presentation of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan”) to the special committee of the board of directors of Zones, Inc., dated November 17, 2008

(c)(6)***	Presentation of Cascadia Capital LLC to the board of directors of Zones, Inc., dated November 17, 2008

(d)(1)	Agreement and Plan of Merger, dated as of July 30, 2008, between the Company and Zones Acquisition Corp. (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by the Company on July 31, 2008)

(d)(2)	First Amendment to Agreement and Plan of Merger, dated as of November 17, 2008, between the Company and Zones Acquisition Corp. (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by the Company on November 18, 2008)

(d)(3)	Shareholder Voting and Support Agreement, dated as of November 17, 2008, among the Company, Firoz Lalji and Najma Lalji, including Irrevocable Proxy delivered by Firoz Lalji and Najma Lalji to Zones, Inc. (incorporated herein by reference to Exhibit 2.2 to the Form 8-K filed by the Company on November 18, 2008)

(d)(4)	Limited Guarantee, dated as of November 17, 2008, by Firoz Lalji in favor of the Company (incorporated herein by reference to Exhibit 2.3 to the Form 8-K filed by the Company on November 18, 2008)

(d)(5)	Remainder Payment Guarantee, dated as of December 19, 2008, by Firoz Lalji in favor of Shareholder Representative

(f)(1)	Chapter 23B.13 of the Washington Business Corporation Act (incorporated herein by reference to Annex C to the Schedule 14A filed with the SEC by the Company on October 17, 2008)

(g)	None

*	Previously filed as an exhibit to the Schedule 13E-3 filed on August 22, 2008.
**	Previously filed as an exhibit to the Schedule 13E-3 filed on October 16, 2008.
***	Previously filed as an exhibit to the Schedule 13E-3 filed on November 24, 2008.
†	Houlihan Lokey has given the Company its written consent to file copies of these items as exhibits to this Transaction Statement.

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZONES, INC.

/s/ Ronald P. McFadden
Ronald P. McFadden
Secretary and Chief Financial Officer

ZONES ACQUISITION CORP.

/s/ Firoz Lalji
Firoz Lalji
President and Chief Executive Officer

/s/ Firoz Lalji
Firoz Lalji

/s/ Najma Lalji
Najma Lalji

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